SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For October 2, 2013

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on October 2, 2013.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 2 October 2013

ING announces rebranding of ING Insurance operations to ‘NN’

As previously announced, ING’s preparations for the base case plan to divest the European insurance and investment management businesses through an Initial Public Offering (IPO) are on track. A transaction is planned for 2014, depending on market conditions. In this context, ING Insurance announced today its plans to rebrand in the future as ‘NN’, a new identity that balances the heritage and Dutch roots with the requirements of an international and future-proof brand.

Although the future brand of ING Insurance is announced today, the operational rebranding process will take time and will only start after ING Insurance has been successfully brought to the market. In the meantime, the business units including ING Insurance, ING Investment Management and Nationale-Nederlanden will continue to operate under their current brands. Today’s announcement has no impact on the branding of ING Bank’s operations or the investment management businesses that are part of ING U.S., Inc., ING’s U.S.-based retirement, investment and insurance subsidiary which plans to rebrand in the future as Voya Financial.

Ralph Hamers, CEO of ING Group, said, “ING Insurance progresses well with its preparations to become a stand-alone company. Today’s announcement of the future brand ‘NN’ is an important milestone and underscores that we are in the end phase of the restructuring of ING Group. Through this period of change we will continue to build strong, sustainable futures for our businesses, while placing the highest priority on the needs of our customers.”

ING’s insurance roots date back 170 years. Over the years Nationale-Nederlanden, ING Investment Management and ING Insurance have built leading positions in Europe with a strong presence in more than 15 countries. More than 12,000 employees offer retirement services, insurance, investments and banking to more than 15 million customers.

Lard Friese, vice-chairman of ING Insurance, said, “We are very pleased to announce today ‘NN’ as our future name and brand logo. We are building a new company that brings together three market-leading European insurance and investment management brands under one compelling brand. Although NN is a new brand, it is based on a rich heritage. Because we want to stay close to our customers in different markets, we will add local business descriptors to the NN brand in different countries. ING Investment Management will rebrand as NN Investment Partners. This underscores its distinct business proposition but is clearly within the same brand family. We believe this is the right way forward for our company, and for our customers. We are a company for the future: NN.”

NOTE FOR EDITORS

Further details on the brand, logo and visual identity of NN can be found at the brief informative website at www.NN.eu.

Press enquiries	Investor enquiries
Ingeborg Klunder	ING Group Investor Relations
+31 20 57 66371	+31 20 57 66396
Ingeborg.Klunder@ing.com	Investor.Relations@ing.com

ING PROFILE

ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations

IMPORTANT LEGAL INFORMATION

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the Risk Factors section contained in the most recent annual report of ING Groep N.V. Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: October 2, 2013